Exhibit 99.1

Fortuna provides construction update at its Lindero gold project in Argentina

Vancouver, February 20, 2019-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its 100 percent owned Lindero gold Project located in the Province of Salta, Argentina.

Following the cessation of unusually heavy rainfall in Salta Province in recent weeks, which resulted in damage to the road leading to the Lindero Project site (see Fortuna news release dated February 7, 2019), management is pleased to report that the road has been repaired and on February 18th the mobilization of personnel and materials to the project site resumed.

Mr. Jorge A. Ganoza, President, CEO and Director, commented, “Abnormal rains and electrical thunder storms not seen in a decade in the region are impacting our construction activities and schedule projections. A large amount of the float in the construction schedule has been consumed due to a slow start and ramp-up in excavations at the leach pad and crushing plant, key activities in the critical path of the project.” Mr. Ganoza continued, “As a result, we have had to revise our original construction schedule. Our plan now is to initiate ore stacking early in the fourth quarter of 2019, with first dore poured at year end and commercial production targeted for the first quarter of -2020.” Mr. Ganoza concluded, “The Company remains well funded with low debt and sufficient liquidity to meet its construction and working capital requirements for the completion of construction activities and operating ramp-up activities at Lindero.”

Management has completed a thorough review of the project’s remaining construction schedule. Based on the progress of construction to date and the impact that abnormal rainfall has had on construction activities since late December 2018, the start of the summer season, the Company now plans to initiate ore stacking early in the fourth quarter of 2019 and is extending its guidance for achieving commercial production to the first quarter of 2020. The project team has had to overcome a slow start and ramp-up of activities from two key contractors involved in the massive earth excavations for the leach pad and foundation excavations for the crushing site; two activities that affect the critical path of the project. As of early February 2019, excavations for the leach pad and foundation excavations at the crushing site are 90 percent concluded and the activity has been de-risked. A slow build-up of camp availability has been another challenge for the project. Current on-site head count stands at 900 workers with a peak projection of 1,100 workers expected in April 2019. The construction camp has the capacity to host a population of 1,200 workers, de-risking contractor mobilization.

As of mid-February 2019, the overall project is 40 percent complete. Approximately 88 percent of direct capital costs have been committed and the total construction capital costs are forecast to increase to US$295 million or 20 percent over initial capital guidance (see Fortuna news release dated September 21, 2017). The revised construction capital costs forecast includes US$17 million for contingencies. The main drivers for the deviation are owners costs and construction indirect costs related to the extension of the project schedule, road maintenance and contractor stand-by costs due to abnormal rainfall impacting the project and access roads.

Construction Highlights:

•	18,750 tpd crushing and agglomeration plant

All the crushing equipment manufactured by Weir has been shipped and received in the port of Valparaiso in Chile. The equipment is scheduled to be imported into Argentina and delivery to the project site will start in late February 2019. The crushing equipment includes a primary crusher, apron feeder, three secondary cone crushers, and three screens. The High Pressure Grinding Roll (HPGR), manufactured by Weir, arrived on site in December 2018. Two agglomeration drums have been shipped and are in transit to Argentina. Chutes, conveyors and steel structures are being fabricated in shops in Argentina and Chile with deliveries according to schedule.

Excavation work for foundations at the crushing site is 95 percent complete. Civil works are currently underway with the building of retaining walls, placement of concrete at the HPGR site, and reinforced steel placement for primary and secondary crusher foundations. The HPGR site concrete placement, originally scheduled for November 2018, has suffered from delays due to an unexpected volume of rock mass encountered during foundation excavations.

The crushing and agglomeration plant is on the critical path of the project. Commissioning of this plant is planned for late in the third quarter of 2019.

Tertiary crushing (HPGR) foundations

•	Leach pad and pond area

The excavations and ground preparation for the leach pad is one of the largest earth moving activities of the project, and one that suffered the most from contractor performance. The excavation of 1.2 million cubic meters of surface gravel and rock for ground preparation is 90 percent complete as of mid-February 2019. Approximately 15 percent of the start-up area for the leach pad is complete with liner, piping, and overliner installed. It is estimated that the leach pad start-up area will be ready to receive first ore by mid-2019 compared to the original estimate of March 2019.

Leach pad earthworks and lining

•	ADR and SART

The procurement of all key equipment is well advanced. Concrete foundations for the ADR building and work on the equipment foundations is underway.

It is planned that the ADR plant will be ready to receive solution in the fourth quarter of 2019.

•	8 MW power plant

Once in operation, the mine power requirements will be self-generated through an 8MW diesel generator power plant. Power plant site preparation is complete and seven of twelve power generators have arrived at the project and have been placed at their site. The remaining five power generators are expected to arrive on site in the first quarter of 2019. Twelve transformers for the plant are planned to arrive by the end of February 2019 and ten 50 cubic meter fuel tanks are currently being installed for permanent operation. The power plant is scheduled to be fully operational by mid-2019.

•	Construction camp and ancillary facilities

The construction camp has the capacity to host a population of 1,200 workers. Peak head-count at the site is projected in April 2019 at 1,100 workers. Post-construction head count is estimated to be between 350 to 400 workers.

Industrial water for the operation will be sourced from a 120 cubic meter per hour well field and pumping station located 13 kilometers from the project site. The installation of the 13 kilometer 8” water pipeline to the project site is planned to start in April with commissioning of the water system scheduled for mid-year 2019.

Permanent camp

•	Mine and equipment fleet

All mine equipment required for the start of operations has arrived and has been assembled on site including; six 100 ton trucks, two 17 cubic yard wheel loaders, one 5 cubic yard crawler excavator, two 449 HP dozers, two 250 HP motor graders, and two 800 HP rotary blast hole drill rigs. In December 2018, the operations team launched a heavy equipment operators training program for fifty candidates from local communities. The program and the selection of trainees is expected to conclude in March 2019.

On-site road construction for large equipment and site preparation for mining is planned to start in the second quarter of 2019.

With Lindero in its first year of full production, Fortuna’s consolidated precious metals annual production1 is expected to increase in 2020 to 190,000 ounces of gold and 9 million ounces of silver or 328,000 gold equivalent ounces2. However, based on the successful results from the 1,952 meter year one in-fill drill program concluded at Lindero in September 2018 (see Fortuna news release dated September 6, 2018), management has initiated a review of the Lindero mine plan with the objective of capturing potential opportunities to maximize ounces of gold produced during the initial year. The results of the optimization study are expected to be announced in late March 2019.

1 Based on annual production plans for the life of the San Jose, Caylloma and Lindero mines

2 Gold equivalent is calculated using a gold to silver ratio of 1 to 65 and does not include lead or zinc by-products

Further updates on the construction of the Lindero gold Project will be provided as the development of the project proceeds.

Please click on the following link to access Lindero’s construction photo gallery on our website: https://www.fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction/.

About the Lindero gold Project

In September 2017, the commencement of construction at Lindero was officially launched (see Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on existing mineral reserves. The initial capital cost budget estimate for the construction of Lindero as set out in the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017 is forecast to increase to US$295 million, an increase of 20 percent over what was budgeted in the technical report; this amount does not include VAT which is expected to be recovered in the first 24 months from the start of mining operations. The technical report of the Lindero Project is available on SEDAR at www.sedar.com and on the Company's website at https://fortunasilver.com/site/assets/files/4098/lindero-project-technical-report-effective-date-31-oct-2017.pdf.

Qualified Person

Eric N. Chapman, M.Sc., Vice President of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties, including the construction and development of the Lindero gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; production at the mines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at the Lindero gold Project, including the construction and development of the project will proceed as planned; delays in construction activities at Lindero; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at the Lindero gold Project, including the construction and development of the Project will proceed as planned; expectations regarding construction and mine production costs; timing of construction activities; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting construction and operations of the Lindero gold Project and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.